Exhibit 12.1
OLD REPUBLIC INTERNATIONAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Quarter Ended	Years Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
ACTUAL
EARNINGS AVAILABLE FOR FIXED CHARGES:
Income from continuing operations before income taxes	(92,790)	(819,221)	378,425	680,138	747,382	650,970
Adjustment — income from equity investees	—	(5,178)	(4,138)	(3,985)	(7,785)	(683)
Adjustment — distributed income of equity investees	—	29,563	4,023	14,605	4,834	7,738
Fixed charges
Interest expense	1,234	3,871	6,866	9,832	9,528	8,781

	(91,556)	(790,965)	385,176	700,590	753,959	666,806

FIXED CHARGES:
Interest expensed and capitalized	1,234	3,871	6,866	9,832	9,528	8,781

	1,234	3,871	6,866	9,832	9,528	8,781

RATIO OF EARNINGS TO FIXED CHARGES	NM	NM	56.10	71.26	79.13	75.94

PRO FORMA

EARNINGS AVAILABLE FOR FIXED CHARGES:	(91,556)	(790,965)

PRO FORMA FIXED CHARGES:
Fixed charges, as above	1,234	3,871
Estimated net increase in interest expense from refinancing	850	689

TOTAL PRO FORMA FIXED CHARGES	2,084	4,560

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES	NM	NM